UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated September 11, 2009

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.	Stock Exchange Announcement dated August 3, 2009 entitled ‘Block Listing Six Monthly Return’

2.	Stock Exchange Announcement dated August 4, 2009 entitled ‘Transaction in Own Securities’

3.	Stock Exchange Announcement dated August 5, 2009 entitled ‘Transaction in Own Securities’

4.	Stock Exchange Announcement dated August 10, 2009 entitled ‘Transaction in Own Securities’

5.	Stock Exchange Announcement dated August 11, 2009 entitled ‘Transaction in Own Securities’

6.	Stock Exchange Announcement dated August 13, 2009 entitled ‘Transaction in Own Securities’

7.	Stock Exchange Announcement dated August 14, 2009 entitled ‘Transaction in Own Securities’

8.	Stock Exchange Announcement dated August 17, 2009 entitled ‘Transaction in Own Securities’

9.	Stock Exchange Announcement dated August 18, 2009 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

10.	Stock Exchange Announcement dated August 19, 2009 entitled ‘Transaction in Own Securities’

11.	Stock Exchange Announcement dated August 20, 2009 entitled ‘Transaction in Own Securities’

12.	Stock Exchange Announcement dated August 25, 2009 entitled ‘Transaction in Own Securities’

13.	Stock Exchange Announcement dated August 26, 2009 entitled ‘Transaction in Own Securities’

14.	Stock Exchange Announcement dated August 27, 2009 entitled ‘Transaction in Own Securities’

15.	Stock Exchange Announcement date August 28, 2009 entitled ‘Transaction in Own Securities - Voting Rights and Capital’

16.	Stock Exchange Announcement dated August 28, 2009 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 31 July 2009

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Vodafone Group 1998 Company Share Option Scheme and Vodafone Group 1998 Executive Share Option Scheme

Period of return:	From:	1 February 2009	To:	31 July 2009

Balance of unallotted securities under scheme(s) from previous return:		4,801,428

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		4,801,428

Name of contact:		Mr P R S Howie

Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 31 July 2009

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Sharesave Option Scheme

Period of return:	From:	1 February 2009	To:	31 July 2009

Balance of unallotted securities under scheme(s) from previous return:		1,895,545

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		1,839

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,893,706

Name of contact:		Mr P R S Howie

Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 31 July 2009

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Vodafone Share Incentive Plan

Period of return:	From:	1 February 2009	To:	31 July 2009

Balance of unallotted securities under scheme(s) from previous return:		1,930,681

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,930,681

Name of contact:		Mr P R S Howie

Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 31 July 2009

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Panafon Share Option Scheme (Rollover)

Period of return:	From:	1 February 2009	To:	31 July 2009

Balance of unallotted securities under scheme(s) from previous return:		2,459,997

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,459,997

Name of contact:		Mr P R S Howie

Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 31 July 2009

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Project Telecom plc Approved Share Option Scheme

Period of return:	From:	1 February 2009	To:	31 July 2009

Balance of unallotted securities under scheme(s) from previous return:		156,155

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		156,155

Name of contact:		Mr P R S Howie

Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 31 July 2009

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Project Telecom Plc Unapproved Share Option Scheme

Period of return:	From:	1 February 2009	To:	31 July 2009

Balance of unallotted securities under scheme(s) from previous return:		445,626

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		445,626

Name of contact:		Mr P R S Howie

Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 31 July 2009

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Vodafone Airtouch Plc 1999 Long Term Stock Incentive Plan

Period of return:	From:	1 February 2009	To:	31 July 2009

Balance of unallotted securities under scheme(s) from previous return:		58,648,299

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		375,672

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		58,272,627

Name of contact:		Mr P R S Howie

Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 31 July 2009

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		The Vodafone Global Incentive Plan

Period of return:	From:	1 February 2009	To:	31 July 2009

Balance of unallotted securities under scheme(s) from previous return:		38,509,273

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		1,004,765

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		37,504,508

Name of contact:		Mr P R S Howie

Telephone number of contact:		(01635) 673923

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 August 2009

Number of ordinary shares transferred:	279,090

Highest transfer price per share:	122.7p

Lowest transfer price per share:	119.05p

Following the above transfer, Vodafone holds 5,235,979,244 of its ordinary shares in treasury and has 52,571,493,477 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 August 2009

Number of ordinary shares transferred:	84,443

Highest transfer price per share:	122.7p

Lowest transfer price per share:	122.7p

Following the above transfer, Vodafone holds 5,235,894,801 of its ordinary shares in treasury and has 52,571,577,920 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 August 2009

Number of ordinary shares transferred:	311,067

Highest transfer price per share:	124.1p

Lowest transfer price per share:	124.1p

Following the above transfer, Vodafone holds 5,235,583,734 of its ordinary shares in treasury and has 52,571,924,424 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 August 2009

Number of ordinary shares transferred:	86,345

Highest transfer price per share:	127.95p

Lowest transfer price per share:	124.45p

Following the above transfer, Vodafone holds 5,235,497,389 of its ordinary shares in treasury and has 52,572,010,769 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 August 2009

Number of ordinary shares transferred:	181,726

Highest transfer price per share:	128.6p

Lowest transfer price per share:	128.6p

Following the above transfer, Vodafone holds 5,235,315,663 of its ordinary shares in treasury and has 52,572,196,721 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 August 2009

Number of ordinary shares transferred:	514,004

Highest transfer price per share:	128.2p

Lowest transfer price per share:	128.2p

Following the above transfer, Vodafone holds 5,234,801,659 of its ordinary shares in treasury and has 52,572,710,725 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 August 2009

Number of ordinary shares transferred:	335,108

Highest transfer price per share:	129.34p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,234,466,551 of its ordinary shares in treasury and has 52,573,045,833 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you of the following changes in share interests of directors and persons discharging managerial responsibility of the Company:

The Company was advised on 17 August 2009 by HSBC Trustee (CI) Limited that on 14 August 2009, Sir John Bond, Chairman of the Company, acquired an interest in 13,635 ordinary shares of US$0.11 3/7 each in the Company (“Ordinary Shares”) at the price of 128.653p per share through reinvestment of dividend income. Following this transaction, Sir John’s total interest in the Company is 350,980 Ordinary Shares.

In addition, the Company was notified on 17 August 2009 by Computershare Trustees Limited that on 7 August 2009 the following individuals acquired an interest in the following number of Ordinary Shares at the price of 127.38p per share through reinvestment of dividend pursuant to the rules of the Vodafone Share Incentive Plan:

Michel Combes*	57
Andrew Nigel Halford*	703
Matthew Kirk	264
Terry Kramer	396
Stephen Scott	703

The Company was further notified on 18 August 2009 by Computershare Trustees Limited that on 12 August 2009 the following individuals acquired an interest in the following number of Ordinary Shares at the price of 128.65p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Michel Combes*	194
Andrew Nigel Halford*	194
Matthew Kirk	194
Terry Kramer	194
Stephen Scott	194

As a result of the above, interests in shares (excluding share options and unvested incentive shares) of the following Directors have increased to the following:

Michel Combes	390,915
Andrew Nigel Halford	1,699,304

* Denotes Director of Vodafone Group Plc

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 August 2009

Number of ordinary shares transferred:	89,689

Highest transfer price per share:	126.4p

Lowest transfer price per share:	126.4p

Following the above transfer, Vodafone holds 5,234,376,862 of its ordinary shares in treasury and has 52,573,154,034 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 August 2009

Number of ordinary shares transferred:	81,190

Highest transfer price per share:	126.95p

Lowest transfer price per share:	126.95p

Following the above transfer, Vodafone holds 5,234,295,672 of its ordinary shares in treasury and has 52,573,235,224 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	24 August 2009

Number of ordinary shares transferred:	111,258

Highest transfer price per share:	131.5p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,234,184,414 of its ordinary shares in treasury and has 52,573,433,858 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 August 2009

Number of ordinary shares transferred:	82,471

Highest transfer price per share:	131.5p

Lowest transfer price per share:	131.5p

Following the above transfer, Vodafone holds 5,234,101,943 of its ordinary shares in treasury and has 52,573,516,329 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	26 August 2009

Number of ordinary shares transferred:	4,206,855

Highest transfer price per share:	131.05p

Lowest transfer price per share:	131.05p

Following the above transfer, Vodafone holds 5,229,895,088 of its ordinary shares in treasury and has 52,577,723,184 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 August 2009

Number of ordinary shares transferred:	6,134

Highest transfer price per share:	134.29p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,229,888,954 of its ordinary shares in treasury and has 57,807,618,272 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 52,577,729,318 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,577,729,318. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 27 August 2009 that on 27 August 2009, Frank Rövekamp, a Person Discharging Managerial Responsibility, sold 32,000 ordinary shares of US$0.11 3/7 each in the Company at 133.1p per share.

Stephen Scott

Group General Counsel and Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: September 11, 2009	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company Secretary